CONTACTS: MEDIA	SHAREHOLDERS:
Sinead Martin - 617-760-8515	Communication agent for the tender offer
sinead_martin@putnam.com	1-866-783-6928

PUTNAM CLOSED-END FUNDS ANNOUNCE APPROVAL IN PRINCIPLE OF MERGERS; BOARD OF TRUSTEES OF PUTNAM CALIFORNIA INVESTMENT GRADE MUNICIPAL
TRUST RECOMMENDS THAT SHAREHOLDERS REJECT TENDER OFFER

BOSTON, Massachusetts (February 5, 2007) -- Putnam California Investment Grade Municipal Trust (AMEX: PCA) and Putnam New York Investment Grade Municipal Trust (AMEX: PMN) (together, the “Funds”) announced today that their Boards of Trustees have approved in principle plans to merge each Fund into an open-end fund also managed by Putnam Investments, the Fund's manager (“Putnam”). The plans call for the merger of PCA into Putnam California Tax Exempt Income Fund, and PMN into Putnam New York Tax Exempt Income Fund. The Funds stated that Putnam had presented a preliminary recommendation for these mergers at a meeting of the Boards held on December 14, 2006.

The Boards had planned to consider formal approval of these merger plans at their regular meeting scheduled for February 8-9, 2007, but decided to accelerate their consideration in light of the announcement on January 22, 2007 by the Mildred B. Horejsi Trust of a tender offer to purchase common shares of PCA. The Boards are announcing their actions at this time in light of that announcement. The Board of PCA has carefully considered the tender offer and found it to be inadequate. The tender offer price currently represents a discount to PCA's net asset value of approximately 4.4% (based on the fund's net asset value of $14.81 at the close of trading on February 2, 2007). Consequently, if shareholders accept the offer they will likely receive less than their full net asset value. The merger recommended by the Board would give shareholders shares of an open-end fund with a value equal to the full net asset value of their shares, with the opportunity to realize the full net asset value of their shares shortly after the merger. Moreover, it is expected that the merger would be tax-free to shareholders, while accepting the tender offer would be a taxable event. Therefore, the Board of PCA recommends that shareholders of PCA reject the tender offer.

The proposed mergers offer shareholders of PCA and PMN the opportunity to continue to invest in a fund managed by the same portfolio management team using substantially the same investment process (though without the leverage available to closed-end funds) and continuing to focus on municipal securities of the relevant state. In addition, the expense ratios of Class A shares of Putnam California Tax Exempt Income Fund and Putnam New York Tax Exempt Income Fund for their most recent fiscal year are lower than the corresponding expense ratios for PCA and PMN, respectively. The Mildred B. Horejsi Trust has stated that it intends to abandon PCA's investment strategy of investing in California investment grade tax exempt securities if it obtains sufficient shares in the tender offer.

Each plan of merger is subject to the approval of Fund shareholders and certain other conditions. Following a merger of a Fund into an open-end fund, Fund shareholders will be able to redeem their shares of the open-end fund at their net asset value (less applicable redemption fees of 1% of amounts redeemed within 7 days of the merger). It is currently expected that the merger of PCA into Putnam California Tax Exempt Income Fund would be concluded in June and that the merger of PMN into Putnam New York Tax Exempt Income Fund would be concluded later this summer.

The Funds also announced that because these merger proposals would offer shareholders the opportunity to realize the full net asset value of their shares, the current share repurchase program for the Funds, under which the Funds have been authorized to repurchase up to 10% of their outstanding shares (measured as of October 2005) at current market prices, has been suspended indefinitely for these Funds. This repurchase program was set to expire in October 2007.

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In connection with the tender offer, PCA will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”). Investors and security holders are strongly advised to read the Solicitation/Recommendation Statement because it contains important information about the tender offer. Shareholders should contact PCA’s communication agent for the tender offer at 1-866-783-6928 for additional information regarding the tender offer. The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For more information regarding the funds, or to receive a free copy of materials filed with the SEC, including a prospectus/proxy statement relating to a proposed merger (and containing important information about fees, expenses and risk considerations) once a registration statement relating to such merger has been filed with the SEC and become effective, please visit www.putnam.com. Free copies of such materials can also be found on the SEC's website (http://www.sec.gov). Please read any applicable prospectus/proxy statement carefully before making any investment decisions.

About Putnam Investments: At Putnam Investments, the top priority remains prudently managing money for nearly 10 million shareholder accounts and 172 institutional clients worldwide. Since 1937, the company’s values have been rooted in a profound sense of responsibility for the money entrusted to it. Putnam uses a research-driven team approach to seek consistent, dependable, superior investment results over time, although there is no guarantee a fund will meet its objectives. Putnam is committed to doing what's right for investors, including maintaining stringent investor protections for every Putnam fund.

Founded in 1937, Putnam Investments is one of the nation's oldest and largest money management firms. As of January 31, 2007, Putnam managed $191 billion in assets, of which $123 billion is for mutual fund investors and $68 billion is for institutional accounts. Putnam has offices in Boston, London and Tokyo. For more information, go to www.putnam.com

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